Mail Stop 3561

May 28, 2010

Shelly O'Brien, Esq., General Counsel
Envestnet, Inc.
35 East Wacker Drive, Suite 2400
Chicago, Illinois  60601

> **Re:** **Envestnet, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 6, 2010**
> **File No. 333-165717**

Dear Ms. O'Brien:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.  Please note that the page numbers we refer to in this letter correspond to the page numbers in the marked copy of the document provided to us by counsel.

General

1. Please update the financial statements and related financial information included in the filing, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date.

Prospectus Summary, page 1

2. We note your response to comment seven in our letter dated April 23, 2010.  Again, the summary is only intended to provide a brief snapshot of you and the offering. Please shorten and remove repetitive disclosure from your summary, including your Our Market Opportunity, Our Competitive Strengths, Our Growth Strategy, Our Business Model, and Risks sections from your summary.

3. We note your response to comment 8 in our letter dated April 23, 2010. Please remove the last sentence of the first paragraph under the heading "Prospectus Summary."

Risk Factors, page 14

4. We note your response to comment 11 in our letter dated April 23, 2010. Please revise the first full risk factor on page 15 and the first full risk factor on page 23 so that they are applicable specifically to you.

Capitalization, page 31

5. Please explain to us why this table describes your preferred stock as convertible <u>redeemable</u> preferred stock, while your audited financial statements do not describe any redemption features. If this preferred stock is redeemable, please revise Note 12 to your financial statements to describe the redemption features, and provide us with your analysis of the accounting literature that supports equity classification for this redeemable preferred stock.

Dilution, page 33

6. We note your response to comment 17 in our letter dated April 23, 2010 and have the following additional comments:

- It is unclear to us why your calculation of pro forma net tangible book value, which we understand includes the effects of converting all outstanding shares of your preferred stock into common stock, does not also include the dividend that will have to be paid to these preferred shareholders upon conversion. In this regard, we note that pro forma information elsewhere in your filing, such as in your Capitalization table on page 31, includes both the conversion of preferred stock and the related dividend payment. It appears that your current dilution calculation will ascribe the impact of paying this dividend to your initial public offering rather than to the conversion of your preferred stock. Please advise or revise.

- We note that your narrative under this heading refers to both pro forma net tangible book value and pro forma as adjusted net tangible book value. We also note that you have defined pro forma net tangible book value per share in the last sentence of the first paragraph under this heading; however, this appears to be the definition of pro forma as adjusted net tangible book value because it includes the effect of your initial public offering. Please revise as necessary to define both pro forma net tangible book value and pro forma as adjusted net tangible book value, as this may be unclear to your investors.

Management's Discussion and Analysis of Financial Condition and Results…, page 37

7. We note your response to comment 18 in our letter dated April 23, 2010.  Please explain in greater detail the impact of the FundQuest Incorporated agreement on your operations.  For example, please disclose the number of additional staff you hired to assist you with the ongoing administration of existing and new FundQuest customers, clarify the general costs and revenues expected from the conversion of FundQuest's clients to your technology platform, and explain why you expect your annual amortization of customer inducement costs to equal approximately $5 million.

Non-cash stock-based compensation expense, page 44

8. Comment 20 in our letter dated April 23, 2010 asked you to consider disclosing the intrinsic value of your options based on the difference between the <u>estimated initial public offering price</u> and the exercise price of your outstanding options.  Please note that this is a different disclosure than the intrinsic value disclosures required by ASC 718-10-50.  Once you have determined an initial public offering price, please reconsider this comment.

9. We note your response to comment 21 in our letter dated April 23, 2010.  Based on your current disclosures, it appears that the only contemporaneous valuation performed by an unrelated valuation specialist during 2009 was for your May 15, 2009 grant.  As the remaining grants appear to have been valued by your board of directors, we believe that the disclosures requested in our prior comment are applicable to you.  Please revise your disclosures to better explain, for each grant, the significant factors considered, assumptions made, and methodologies used in determining the fair value of the equity instruments granted, including the fair value of the options for options granted.  In addition, please discuss consideration given to alternative factors, methodologies, and assumptions.

10. We note that your board of directors periodically performed contemporaneous valuations of your common stock throughout 2009.  Please revise your disclosures to better explain how your board of directors values stock option grants that occur between the dates of these contemporaneous valuations.  For example, it is unclear from your current disclosures whether or how your board considered the significant increase in assets under management or administration between March 31, 2009 and June 30, 2009 or any other changes that might have occurred subsequent to your May 15, 2009 valuation when valuing the stock options issued in July 2009.

11. We note on page 45 that you have briefly explained the underlying reasons behind the increase in the fair value of your common stock from your May 15, 2009 valuation to your August 15, 2009 valuation.  Please provide similar explanations for the increase in fair value from August 15, 2009 to November 15, 2009 and from November 15, 2009 to February 22, 2010.  Please continue to update these disclosures to briefly

explain significant changes in the fair value of your common stock up through the estimated initial public offering price, as we believe it provides valuable information to assist your investors in understanding why the fair value of your common stock has significantly increased over time.

Our Customers, page 70

12. We note your response to comment 32 in our letter dated April 23, 2010.  In your revised disclosure, you state that FMR LLC accounted for 31% of your total revenues for the year ended December 31, 2009.  Please discuss the impact on your operations should you lose this client and discuss your ability to readily replace this customer with one or more other customers.

Management, page 77

13. We note your response to comment 36 in our letter dated April 23, 2010.  Please revise your disclosure to explain the nature of Michael Henkel's responsibilities as president of Ibbotson Associates, and any other position he held at that company for the past five years, and James Patrick's responsibilities as co-head of United States distribution for Allianz Global Investors, and any other position he held at that company for the past five years, to provide adequate disclosure of both individuals' prior business experiences, including information relating to their professional competence.

Executive Compensation, page 83

14. We note your response to comment 44 in our letter dated April 23, 2010.  In that response, you state that you are "in the process of determining whether or not such disclosure is necessary."  Please confirm that you will make this determination, and include the related disclosure, as appropriate, in your document before requesting effectiveness.

Compensation Discussion and Analysis, page 83

15. We note your response to comment 46 in our letter dated April 23, 2010.  In that response, you state that you do not believe that you benchmark when making compensation decisions and that you obtain competitive market data solely from your review of broad-based third party surveys and other generally available information to obtain a general understanding of current compensation practices.  Please revise your document to state that, in making compensation decisions, you obtain competitive market data solely from your review of broad-based third party surveys and other generally available information to obtain a general understanding of current compensation practices.

Incentive Compensation Program, page 85

16. We note your responses to comments 56 and 57 in our letter dated April 23, 2010.  In addition to your revised disclosure in response to those comments, please address the following:

  - Please disclose how the compensation committee determined that the 2009 profit sharing amount would be set to $1.6 million.

  - You state that your chief executive officer recommends to the compensation committee the distribution amounts for each named executive officer based on an evaluation tool that includes 17 separate performance criteria that are grouped into four categories.  Please disclose the 17 performance criteria that are grouped into the four categories you discuss.

  - Also, please disclose if the chief executive officer recommends his own profit sharing distribution to the compensation committee.  If not, please discuss how the compensation committee determined the profit sharing distribution for your chief executive officer in 2009.

  - You state that the compensation committee did not exercise its discretion for 2009 to modify the individual profit sharing distribution recommendations from the chief executive officer.  Please discuss each named executive officer's performance, as measured using the evaluation tool with 17 performance criteria, and how each officer's performance equated to the profit sharing distribution amount given to that officer for 2009.

  - You state that, in 2009, you awarded $2.9 million in sales commissions as part of your incentive compensation program.  Please disclose if any of the named executive officers received any of these awards.  If so, please disclose the performance of each named executive officer that led to his commission.

Equity Awards, page 86

17. We note your responses to comments 59 and 60 in our letter dated April 23, 2010.  In your revised disclosure, you state that the individual stock option award amounts for the grants on May 15, 2009 were "based on each individual's performance within his or her role in the company…as well as a subjective determination of the competitive practices necessary to retain key employees."  Also, you state that the distribution amounts of the stock options awarded to your named executive officers for the February 2, 2010 grants were "based on McLagan's recommendations."  Please revise this disclosure to discuss the specific reasons you awarded the particular amounts of stock options to each named executive officer in your 2009 and 2010 distributions.

Employment and Change of Control Agreements, page 90

18. We note your responses to comments 61 and 63 in our letter dated April 23, 2010. Please explain to us, with a view to disclosure, why you stated in the initial version of your registration statement that "[a]ll named executive officers have employment agreements that have an effective date of March 25, 2010," but stated in the first amendment to your registration statement that "[n]one of [y]our name executive officers has employment agreements or change of control agreements."

19. We note your responses to comments 13 and 62 in our letter dated April 23, 2010. In this section, please disclose whether this offering will trigger the change of control provision in 2004 Stock Incentive Plan and, if so, describe any effects of the provision. Also, please revise your disclosure under Note 13 to your financial statements to provide us with a reasonably detailed explanation of whether this offering will result in modifications to your outstanding equity awards, and if so tell us how you will account for such modifications.

Principal and Selling Stockholders, page 95

20. We note your response to comment 67 in our letter dated April 23, 2010. Please remove the phrase, "we believe that…."

Revenue Recognition, page F-8

21. Your response to comment 78 in our letter dated April 23, 2010 indicates that you have updated your revenue recognition policy in response to our comment. However, we do not see that any updates have been made. Please revise your policy as previously requested.

22. Your response to comment 79 in our letter dated April 23, 2010 indicates that you have revised your revenue recognition policy to address multiple element arrangements. However, we do not see that any updates have been made. Please revise your policy as previously requested.

23. We note in your response to comment 81 in our letter dated April 23, 2010 that you have updated your revenue recognition policy in response to our comment. We do not see that any updates have been made. Further, your response did not provide the information requested in the second bullet point of our prior comment. Please revise your disclosure and provide us with information about the types of arrangements that require management's analysis of gross versus net presentation as previously requested.

Internally Developed Software, page F-9

24. We note in your response to comment 83 in our letter dated April 23, 2010 that you consider the platforms developed that serve your customers as internally developed software. Please explain to us in more detail why you consider these to be developed solely to meet your internal needs and not marketed externally given that you appear to generate your revenues by providing customers with access to this software.

Note 6. Notes Receivable, page F-14

25. We note your response to comment 86 in our letter dated April 23, 2010, including your reconciliation of the note receivable to your officer. We also note that on page F-14 you state that during 2009 the officer made a principal and interest payment of $100,000. It appears from your response that this should be during 2008. We also note that under the heading "Other Related Party Transactions" on page 100, you state that this payment was made on September 19, 2008. It appears from your response that this should be May 19, 2008. Please revise or advise so that your response to us is consistent with the information disclosed in your filing.

Note 14. Earnings per Share, page F-24

26. We note your response to comment 91 in our letter dated April 23, 2010 and the related revisions to your footnote. We have the following additional comments:

- Please provide us with your calculation of the amount of net income allocated to participating convertible securities of $2,406 for 2008 and explain to us how you determined that your calculation was appropriate.

- Please provide us with your calculation of the impact of common warrants on diluted earnings per share for 2008, including explaining why you reflect warrants for 615,487 shares of common stock as dilutive and no warrants as anti-dilutive.

- We note that you have not included your convertible preferred stock in diluted earnings per share for 2007 and 2008 because the impact would be anti-dilutive. Please demonstrate to us that the impact is anti-dilutive by showing us your calculation of diluted earnings per share including these convertible securities.

\*    \*    \*    \*    \*

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or in her absence Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Attorney-Adviser, at (202) 551-3343 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc:     Edward Best, Esq.
        Mayer Brown LLP
        Via facsimile